

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

September 29, 2017

<u>Via E-mail</u>
Min Liu
Chief Financial Officer
Jupai Holdings Limited
788 Guangzhong Road
Jingan District
Shanghai 200072
People's Republic of China

       **Re:**    **Jupai Holdings Limited**
                **Form 20-F for the Fiscal Year Ended December 31, 2016**
                **Filed April 7, 2017**
                **File No. 001-37485**

Dear Ms. Min Liu:

      We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         /s/ Hugh West

                         Hugh West
                         Accounting Branch Chief
                         Office of Financial Services